Exhibit (d)(3)

Amendment No. 1 to the Mutual Non-Disclosure Agreement

This Amendment No. 1 to the Mutual Non-Disclosure Agreement (this “Amendment”), effective August 2, 2019 (the “Amendment Effective Date”), is made and entered into by and between Five Prime Therapeutics, Inc., a Delaware corporation (“FivePrime”), and Amgen Inc., a Delaware corporation (“Amgen”).

Background

A. FivePrime and Amgen are parties to the Mutual Non-Disclosure Agreement, effective as of July 29, 2019 (the “Agreement”).

B. Pursuant to Section 10 of the Agreement, the Agreement may be modified or amended only by a writing executed by both Parties.

C. FivePrime and Amgen desire to amend certain provisions of the Agreement as set forth in this Amendment.

NOW, THEREFORE, FivePrime and Amgen agree as follows:

1. Amendment of the Agreement. FivePrime and Amgen agree to amend the terms of the Agreement as provided below, effective as of the Amendment Effective Date. Capitalized terms used in this Amendment that are not otherwise defined herein shall have the same meanings as such terms are given in the Agreement.

2. Programs and Purpose. The second sentence of the preamble to the Agreement is hereby amended and restated in its entirety as set forth below:

“In connection with the evaluation of a potential negotiated transaction between the Parties regarding FivePrime’s bemarituzumab (FPA144) research and development program and/or one or more of FivePrime’s preclinical research and development programs, including its FPA157 and FPA158 research and development programs (all such programs collectively, the “Programs”) (the “Purpose”), FivePrime and Amgen may each provide the other with certain information that is confidential to such disclosing Party.”

3. Miscellaneous.

3.1 Full Force and Effect. All terms and conditions set forth in the Agreement that are not amended hereby shall remain in full force and effect.

3.2 Entire Agreement. The Agreement, as amended by this Amendment, sets forth the entire understanding of FivePrime and Amgen relating to the subject matter thereof and supersedes all prior agreements and understandings between FivePrime and Amgen relating to the subject matter thereof.

3.3 Modification. This Amendment may not be modified or amended in any way unless done so in accordance with Section 10 of the Agreement.

3.4 Counterparts. This Amendment may be executed in counterparts, each of which shall constitute an original and both of which, when taken together, shall constitute one agreement The exchange of a fully executed Amendment (in counterparts or otherwise) by electronic transmission, including by email, or facsimile shall be sufficient to bind FivePrime and Amgen to the terms and conditions of this Amendment.

IN WITNESS WHEREOF, FivePrime and Amgen have executed this Amendment with effect as of the Amendment Effective Date.

Five Prime Therapeutics, Inc.		Amgen Inc.

By:	/s/ Tarak Mody	By:	/s/ Rachna Khosla
Name:	Tarak Mody	Name:	Rachna Khosla
Title:	VP, Bus Dev & Alliance Management	Title:	Vice President, Business Development